PROSPECTUS SUPPLEMENT
To Prospectus dated March 14, 2007

2,326,493 Shares	Filed Pursuant to Rule 424(b)(2) File Number 333-141078
MWI VETERINARY SUPPLY, INC.

Common Stock

$35.00 per share

•       The selling stockholders identified in this prospectus supplement are offering 2,326,493 shares of common stock.

•       We will not receive any proceeds from sales by the selling stockholders.

•       The shares of our common stock are listed on the Nasdaq Global Select Market under the symbol “MWIV.”

•       On April 17, 2007, the last reported sales price of our common stock was $35.15 per share.

This investment involves risks. See “ Risk Factors” beginning on page S-8.

	Per Share	Total
Public offering price	$35.00	$81,427,255
Underwriting discounts and commissions	$1.66	$3,861,978
Proceeds, before expenses, to the selling stockholders	$33.34	$77,565,277

The underwriters have a 30-day option to purchase up to 348,974 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book Running Managers

Piper Jaffray

Banc of America Securities LLC

William Blair & Company

The date of this prospectus supplement is April 17, 2007.

TABLE OF CONTENTS

Prospectus Supplement
Summary	S-1
Risk Factors	S-8
Special Note Regarding Forward-Looking Statements	S-18
Use of Proceeds	S-19
Dividend Policy	S-19
Price Range of Common Stock	S-20
Capitalization	S-21
Description of Capital Stock	S-22
Selling Stockholders	S-25
Certain Material U.S. Federal Tax Considerations for Non-U.S. Holders	S-26
Underwriting	S-29
Legal Matters	S-34
Prospectus
Table of Contents	i
About This Prospectus	i
Special Note Regarding Forward-Looking Statements	i
MWI Veterinary Supply, Inc.	1
Risk Factors	1
Where You Can Find More Information	2
Use of Proceeds	3
Dividend Policy	3
Description of Common Stock	3
Selling Stockholders	3
Plan of Distribution	5
Legal Matters	7
Experts	7

This document is in two parts. The first part is a prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. To the extent that there is a conflict between the information contained in this prospectus supplement and any document incorporated by reference herein, on the one hand, and the information contained in the accompanying prospectus or any documented incorporated therein, on the other hand, you should rely on the information in this prospectus supplement and any document incorporated by reference herein.

You should rely only on the information contained in or incorporated by reference into or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of any date the information is presented, but the information may have changes since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should carefully read the more detailed information set out in this prospectus supplement, the accompanying prospectus and the financial statements and the other information incorporated by reference in this prospectus supplement and accompanying prospectus, especially the risks of investing in our common stock that we discuss under the caption “Risk Factors.”  References in this prospectus supplement to “MWI,” “we,” “us,” “our,” the “Company” and similar designations refer to MWI Veterinary Supply, Inc. “MWI,” our logo and other trademarks mentioned in this prospectus are the property of MWI or our subsidiaries. Unless otherwise indicated, all statistical information provided about our business in this prospectus speaks as of December 31, 2006.

Our Business

We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 400 vendors to more than 15,000 veterinary practices nationwide from twelve strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of December 31, 2006, we had a sales force of 265 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers’ day-to-day operations and provides them with meaningful incentives to continue ordering from us.

Historically, approximately two-thirds of our total revenues have been generated from sales to the companion animal market and one-third from sales to the production animal market. For the fiscal years ended September 30, 2006, 2005 and 2004, our total revenues were $606.2 million, $496.7 million and $394.3 million, respectively. Our operating income for the fiscal years ended September 30, 2006, 2005 and 2004, was $23.7 million, $15.8 million and $12.6 million, respectively. For the three months ended December 31, 2006, our total revenues were $161.0 million and our operating income was $7.5 million.

Our Industry

According to the Animal Health Institute (“AHI”), an industry group representing manufacturers of animal health products, animal health product sales in the United States for calendar year 2005 exceeded $5 billion for the first time, an increase of 6% over 2004. The market for animal health products in the United States is split between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals. AHI estimates that companion animal products accounted for 54% of the total market for animal health products in the United States in calendar year 2005.

We believe the companion animal health products market is growing due to the increasing number of households with companion animals, an aging pet population, increased expenditures on animal health and preventative care, advancements in pharmaceuticals and diagnostic testing and extensive marketing programs sponsored by companion animal nutrition and pharmaceutical companies. We believe that product sales in the production animal health products market are largely driven by continued spending on animal health products to improve productivity, weight gain and disease prevention, as well as a growing focus on food safety. We believe that these growth factors are mitigated by the downward influence of generic drugs on pricing.

Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. As of December 31, 2005, according to the American Veterinary Medical Association, or AVMA, there were more than 54,000 veterinarians in private practice in more than 27,000 veterinary practices nationwide. We believe that distributors play a vital role for veterinary practices by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels. Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Our Strengths

We believe that our strengths include:

•                  Leading Distributor to Veterinarians.  Based upon our total revenues for our fiscal year ended September 30, 2006 and our fiscal quarter ended December 31, 2006, we are a leading animal health products distributor to veterinarians in the United States. While most of our products are available from several sources and our customers typically have relationships with several distributors, we have achieved this position primarily through internal growth and currently serve more than 15,000 of the more than 27,000 veterinary practices nationwide. We believe that our broad product offering, competitive pricing, superior customer service, rapid product fulfillment and value-added services provide meaningful incentives for our customers to continue ordering from us.

•                  Leading Sales and Marketing Franchise.  Our 265 sales representatives educate customers on new veterinary products, assist in product selection and purchasing, and offer inventory management solutions. As of December 31, 2006, we had 155 field sales personnel and 110 telesales representatives covering the United States. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. While salespeople and printed materials are vital to our marketing strategy, we also provide on-line ordering, valuable business information and value-added services through our Internet site, www.mwivet.com. For both our fiscal year ended September 30, 2006 and our fiscal quarter ended December 31, 2006, approximately 23% of our product sales were generated through orders placed over the Internet.

•                  Strong, Established Relationships with Veterinarians and Vendors.  Our ability to serve as a single source for most of our customers’ animal health product needs has enabled us to develop strong and long-term customer relationships. Approximately 66% of our product sales for the fiscal year ended September 30, 2006 were from customer accounts that were opened prior to fiscal year 2002 and approximately 79% of our product sales for the fiscal year ended September 30, 2006 were from customer accounts that were opened prior to fiscal year 2004. Independent veterinary practices have historically accounted for more than 80% of our product sales. In addition, for more than ten years we have maintained distribution arrangements with Banfield, The Pet Hospital (“Banfield”), the nation’s largest private veterinary practice, and with a non-controlled affiliate, Feeders’ Advantage, L.L.C. (“Feeders’ Advantage”), a related party and a buying group composed of several of the largest cattle feeders in the United States. Since we currently do not manufacture any of the products we sell, we are dependent on our vendors for the supply of our products. While our vendors often have relationships with multiple distributors, many of our key vendors including Fort Dodge, Schering-Plough and Vedco have been working with us for over ten years, while other key vendors including IDEXX Laboratories, Merial and Pfizer have more recently expanded their relationships with us. We believe our market position makes us an attractive partner for leading product vendors, since we provide cost-effective access to a significant portion of the highly fragmented and geographically diverse veterinary market.

•                  Recurring Revenue Product Base.  Over 95% of our product sales for our fiscal years ended September 30, 2006, 2005 and 2004 were from consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

•                  Sophisticated Technology and Information Systems.  In 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. This system supports order processing, inventory control, invoicing, shipping, sales analysis and reporting, supply chain management and financial accounting. We believe that this system could support more than a doubling of our revenues with minimal incremental investment.

•                  Experienced Management Team.  We have a strong and experienced senior management team with substantial animal health industry expertise. The members of our senior management team have been with us for an average of over twelve years, and each member has demonstrated a commitment and capability to deliver growth in revenues and profitability.

Our Strategy

Our mission is to strengthen our position as a leading national animal health products distributor while continuing to efficiently deliver substantial value and innovation to our customers, increase revenues and improve profitability. Our strategy to achieve our mission is outlined below.

Increase Sales to Existing Customers.   We believe that veterinary practices typically purchase animal health products from multiple distributors. For our fiscal year ended September 30, 2006, our average annual product sales per veterinary practice served was approximately $33,000. We intend to increase our share of these purchases by utilizing our proprietary customer database to focus our marketing efforts, expanding our sales force, selectively adding products to our portfolio and increasing and expanding the value-added services we provide to our customers. By increasing the dollar value of purchases made by each customer as well as their average order size, we intend to increase our profitability. Competition for hiring sales representatives who have existing customer relationships is intense and we focus on retaining our valued staff who have demonstrated the skills needed to successfully market our products and services. If we fail to hire or retain a sufficient number of qualified professionals, it could adversely impact our business.

Expand Business Assistance Services for Veterinarians.   We intend to enhance our customer relationships by expanding our business assistance services for veterinarians. These value-added services include among others our e-commerce platform, Sweep™ in-clinic inventory management system, pharmacy fulfillment program, equipment procurement consultation and pet cremation service offerings. In addition, we are in the process of upgrading our Internet site, www.mwivet.com, in order to significantly enhance the e-commerce functionality available to our customers.

Increase the Total Number of Customers.   We believe we provide products and services to more than 50% of all domestic veterinary practices. We intend to raise this percentage by increasing the number and productivity of our sales representatives, selectively acquiring competitors and adding distribution centers. We believe the greatest opportunities to add new customers are in the Northeastern, Midwestern and Southeastern regions of the United States, areas where we do not hold the leading market position.

We believe it is important to increase the total number of customers served in order to attain the growth goals that are a feature of many of our vendors’ rebate programs. Changes to any vendor rebate program or our failure to achieve these growth goals may have a material effect on our gross profit and operating results in any given quarter or year.

Continuously Seek to Improve Operations.   We continuously evaluate opportunities to increase sales, lower costs and realize operating efficiencies. Current initiatives include investments in our databases and distribution center management systems. We also plan to pursue alternative product sourcing strategies and have implemented a private label program on selected products to reduce our procurement costs and increase our profitability, while maintaining strong relationships with key vendors.

Make Selective Acquisitions.   The U.S. market for animal health products distribution is highly fragmented, with numerous national, regional and local distributors. Many of these companies are small, privately-held businesses, some of which may represent attractive acquisition candidates. In fiscal year 2005, we acquired and integrated the operations of Memorial Pet Care, Inc. and Vetpo Distributors, Inc. (“Vetpo”). On May 8, 2006, we acquired substantially all of the assets of Northland Veterinary Supply, Ltd. (“Northland”) and we integrated their business. We intend to continue pursuing acquisitions that are consistent with our mission of enhancing value to our customers, increasing revenues and improving profitability, while strengthening our competitive position. Additionally, we may evaluate selective acquisitions of niche health care distribution and ancillary businesses that can benefit from our infrastructure, systems and expertise.

Risk Factors

Our business is subject to risks you should carefully consider before deciding to invest in shares of our common stock. These risks are more fully described in the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and also include any risk factors incorporated by reference into this prospectus supplement or the accompanying prospectus.

Our History

Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. Members of our senior management team each participated in the acquisition and continue to hold our outstanding stock. As a result of this transaction, MWI Veterinary Supply Co. became our wholly-owned subsidiary. On April 21, 2005, we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

Corporate Information

We are organized as a Delaware corporation. Our headquarters are located at 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642. Our telephone number is (800) 824-3703. Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus supplement.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase from us up to an additional 348,974 shares of our common stock.

Common stock offered by the selling stockholders	2,326,493 shares
Common stock to be outstanding after this offering	11,647,686 shares
Over-allotment Option	We have granted the underwriters an option to purchase up to 348,974 additional shares of common stock from us to cover over-allotments, if any.
Offering price	$35.00 per share
Use of proceeds

We will not receive any proceeds from the sale of shares of common stock from the selling stockholders in this offering. We intend to use the net proceeds, if any, from the exercise of the over-allotment option to repay our borrowings outstanding on the revolving credit facility under our credit agreement and the remainder, if any, for general corporate purposes, including, but not limited to, capital expenditures, working capital, potential acquisitions and other business opportunities. See “Use of Proceeds” on page S-19 of this prospectus supplement.

Nasdaq Global Select Market symbol	MWIV

The number of shares of our common stock to be outstanding after the offering is based on 11,569,114 shares of common stock outstanding as of March 31, 2007 and the issuance of 78,572 shares of common stock upon exercise of stock options by two selling stockholders in this offering as described on page S- 25 and does not include:

•                  449,733 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $3.56 per share; and

•                  1,650,560 shares of common stock issuable upon exercise of stock options not outstanding, but reserved for issuance as of March 31, 2007.

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data. The statements of operations data for the three months ended December 31, 2006 and 2005 and the balance sheet data as of December 31, 2006 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The statements of operations data for the years ended September 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this data together with our financial statements and related notes to those statements incorporated by reference in this prospectus supplement and the accompanying prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and our Annual Report on Form 10-K for the year ended September 30, 2006

	Year Ended September 30,			Three Months Ended December 31,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:
Product sales	$367,863	$463,272	$564,289	$127,048	$149,787
Product sales to related party	22,163	28,473	34,123	9,355	9,559
Commissions	4,256	4,910	7,782	1,413	1,699
Total revenues	394,282	496,655	606,194	137,816	161,045
Cost of product sales	338,684	426,709	518,068	115,064	135,296
Gross profit	55,598	69,946	88,126	22,752	25,749
Selling, general and administrative expenses	41,872	52,647	62,470	14,553	17,694
Depreciation and amortization	1,146	1,528	1,964	442	569
Operating income	12,580	15,771	23,692	7,757	7,486
Other income (expense):
Interest expense(1)	(6,098)	(6,515)	(1,959)	(555)	(269)
Other income (expense)	322	399	499	135	135
Total other income (expense)	(5,776)	(6,116)	(1,460)	(420)	(134)
Income before taxes	6,804	9,655	22,232	7,337	7,352
Income taxes	(4,280)	(5,098)	(8,396)	(2,898)	(2,748)
Net income	$2,524	$4,557	$13,836	$4,439	$4,604
Earnings (loss) per common share:
Basic	$0.50	$0.76	$1.28	$0.42	$0.40
Diluted	$0.43	$0.68	$1.25	$0.41	$0.39
Shares used in computing earnings per share:
Basic	5,038	5,970	10,773	10,578	11,559
Diluted	5,878	6,697	11,072	10,864	11,860

(1)            Includes accretion of our Series A preferred stock dividends, which is nondeductible for income tax purposes.  Accretion expense included as a component of interest expense was $4,239 and $4,055 for our fiscal years ended September 30, 2004 and 2005, respectively.  We used a portion of the proceeds from our initial public offering in August 2005 to redeem all of the Series A preferred stock.

	Year Ended September 30,			Three Months Ended December 31,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash	$28	$31	$37	$30	$37
Working capital	5,853	47,899	87,655	53,435	91,773
Total assets	146,565	188,244	230,559	191,478	234,527
Total debt	50,149	25,177	10,948	27,672	2,269
Redeemable preferred stock	35,733	—	—	—	—
Total stockholders’ equity	4,632	86,694	129,626	91,284	134,403

RISK FACTORS

Investing in our common stock involves significant risks. Prior to making a decision about investing in our common stock, you should carefully consider the following risk factors and the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Business or Industry

Our operating results may fluctuate due to factors outside of management’s control.   Our future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most notable of these factors include:

•                  vendor rebates based upon attaining certain growth goals;

•                  changes in or availability of vendor rebate programs;

•                  changes in the way vendors introduce products to market;

•                  the recall of a significant product by one of our vendors;

•                  extended shortage or backorder of a significant product by one of our vendors;

•                  seasonality;

•                  the impact of general economic trends on our business;

•                  the timing and effectiveness of marketing programs offered by our vendors;

•                  the timing of the introduction of new products and services by our vendors; and

•                  competition.

These factors could adversely impact our results of operations and financial condition. We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in revenues or gross profit. If we have a shortfall in revenues or gross profit without a corresponding reduction to expenses, operating results may suffer. Our operating results for any particular fiscal year or quarter may not be indicative of future operating results. You should not rely on year-to-year or quarter-to-quarter comparisons of results of operations as an indication of our future performance.

An adverse change in vendor rebates could negatively affect our business.   The terms on which we purchase or sell products from many vendors of animal health products entitle us to receive a rebate based on the attainment of certain growth goals. Vendors may adversely change the terms of some or all of these rebate programs. Because the amount of rebates we earn is directly related to the attainment of pre-determined sales growth goals, and because the nature of the rebate programs and the amount of rebates available are determined by the vendors, there can be no assurance as to the amount of rebates that we will earn in any given year. Historically, we have been successful in achieving most rebate growth goals and have not experienced any material adverse impact on our results of operations and financial condition due to a change in a rebate program. Changes to any rebate program initiated by our vendors may have a material effect on our gross profit and our operating results in any given quarter or year. Vendors may reduce the amount of rebates offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates to levels that we cannot achieve. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications resulted in rebates previously expected to be earned and recognized in our first fiscal quarter 2007 ending on December 31, 2006 to be recognized in our fiscal year 2006.

Additionally, factors outside of our control, such as customer preferences or vendor supply issues, can have a material impact on our ability to achieve the growth goals established by our vendors, which may reduce the amount of rebates we receive. The occurrence of any of these events could have an adverse impact on our results of operations.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.   Our quarterly revenues and operating results have varied significantly in the past, and may continue to do so in the future. While we accrue rebates from vendors as they are earned, our rebates have historically been highest during the quarter ended December 31, since most of our vendors’ rebate programs were designed to include targets to be achieved during the calendar year. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications resulted in rebates previously expected to be earned and recognized in our first fiscal quarter 2007 ending on December 31, 2006 to be recognized in our fiscal year 2006. Historically, our revenues have been seasonal, with peak sales in the spring and fall months. The seasonal nature of our business is directly tied to the buying patterns of veterinarians for production animal health products used for certain medical procedures performed on production animals during the spring and fall months. These buying patterns can also be affected by vendors’ and distributors’ marketing programs launched during the summer months, particularly in June, which can cause veterinarians to purchase production animal health products earlier than those products are used. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made. While companion animal products tend to have a different product use cycle than production animal health products, and approximately two-thirds of our revenues have been generated from sales to the companion animal market, we cannot assure you that our revenues and operating results will not continue to fluctuate on a quarter-to-quarter basis. We believe period-to-period comparisons of our results of operations are not necessarily meaningful as our future revenue and results of operations may vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of securities analysts and investors. In either case, the price of our common stock could decline, possibly materially.

Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.   The market for veterinary distribution services is highly competitive, continually evolving and subject to technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and e-business capabilities including:

•                  Butler Animal Health Supply;

•                  Henry Schein, Inc.;

•                  Lextron Animal Health, Inc.;

•                  Professional Veterinary Products, Ltd.;

•                  Vet Pharm, Inc.;

•                  Animal Health International, Inc. (formerly Walco International, Inc.);

•                  Webster Veterinary Supply, a division of Patterson Companies, Inc.; and

•                  other national, regional, local and specialty distributors.

Some of our competitors may have more customers, stronger brand recognition or greater financial and other resources than we do. Most of our products are available from several sources, including other distributors and vendors, and our customers typically have relationships with several distributors and vendors. Many of our competitors have comparable product lines, technical expertise or distribution strategies that directly compete with us. Our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. The entry of new distributors in the industry could also have a material adverse effect on our ability to compete. Additionally, some of our vendors may decide to compete with us by selling their products directly to our customers. If we do not compete successfully against these organizations, it could have a material and adverse effect on our business, financial condition and results of operations.

Consolidation in the veterinary distribution business and veterinary practices may decrease our revenues and profitability.   Consolidation in the veterinary distribution business could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. Consolidation of the many small, privately-held veterinary practices would result in an increasing number of larger veterinary practices, which could have increased purchasing leverage and the ability to negotiate lower product costs. This could reduce our operating margins and negatively impact our revenues and profitability. Any of these developments could result in increased marketing expenses and have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations depend upon maintaining our relationships with vendors.   For the twelve months ended December 31, 2006, we distributed more than 10,000 products sourced from more than 400 vendors to over 15,000 veterinary practices. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top three vendors, Fort Dodge, Pfizer and Vedco, supplied products that accounted for approximately 44% of our revenues for our fiscal year ended September 30, 2006, 43% of our revenues for our fiscal quarter ended December 31, 2006 and 45% of our revenues for our fiscal years ended September 30, 2005 and 2004, respectively. Our ten largest vendors supplied products that accounted for approximately 70%, 73%, 72% and 69% of our revenues for the fiscal years ended September 30, 2006, 2005, 2004 and fiscal quarter ended December 31, 2006, respectively.

Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a “buy/sell” to an agency relationship, or from an agency to a “buy/sell” relationship. In a “buy/sell” transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from “buy/sell” to agency or from agency to “buy/sell” could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products to us or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with approximately 30 of our vendors, including Fort Dodge and Pfizer. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. For example, vendors could require us to distribute their products on an exclusive basis, which could cause us to forgo distributing competing products which may also be profitable. Competitors could obtain exclusive rights to market particular products, which we would be unable to market. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

We rely substantially on third-party vendors, and the loss of products or delays in product availability from one or more third-party vendors could substantially harm our business. We must contract for the supply of current and future products of appropriate quantity, quality and cost. These products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase products from our vendors under agreements that typically have a term of one year and can be terminated on a periodic basis. There can be no assurance, however, that our vendors will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on vendors include:

•                  If an existing agreement expires or a certain product line is discontinued or recalled, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product;

•                  If market demand for our products increases suddenly, our current vendors might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or fund new sources of supply, and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given vendor is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are more readily available;

•                  We may not be able to control or adequately monitor the quality of products we receive from our vendors. Poor quality products could damage our reputation with our customers; and

•                  Some of our third party vendors are subject to ongoing periodic unannounced inspection by regulatory authorities, including the Food and Drug Administration (the “FDA”), the United

States Department of Agriculture (the “USDA”), the U.S. Environmental Protection Agency (the “EPA”), the U.S. Drug Enforcement Administration (the “DEA”) and other federal and state agencies for compliance with strictly enforced regulations. We do not have control over our vendors’ compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could lead to lost sales to competitive products that are more readily available.

Potential problems with vendors such as those discussed above could substantially decrease sales of our products, lead to higher costs and damage our reputation with our customers.   We rely upon third parties to ship products to our customers and interruptions in their operations could harm our business, financial condition and results of operations. We use UPS as our primary delivery service for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any labor disputes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by UPS could impair or disrupt our ability to deliver our products to our customers on a timely basis, and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. For example, during the strike by members of the International Brotherhood of Teamsters against UPS in August 1997, many of our sales representatives, some traveling hundreds of miles, were required to make deliveries to customers for which no alternate delivery service provider was available on a timely basis. In addition, rising fuel costs may result in continued increases in shipping costs charged by UPS, or other delivery service providers, and could have an adverse effect on our financial condition and results of operations.

The loss of one or more significant customers could adversely affect our profitability.   Our two largest customers, Banfield and Feeder’s Advantage (a related party), accounted for approximately 10% and 6% of our product sales for our fiscal years ended September 30, 2006 and 2005, approximately 9% and 6% for the fiscal quarter ended December 31, 2006 and approximately 9% and 7% for the fiscal quarter ended December 31, 2005. Our ten largest customers, excluding Banfield and Feeders’ Advantage, accounted for approximately 5% of our product sales for our fiscal years ended September 30, 2006 and 2005 and approximately 5% and 7% of our product sales for our fiscal quarters ended December 31, 2006 and 2005. Our business and results of operations could be adversely affected if the business of these customers was lost. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at current levels. Banfield, Feeders’ Advantage and other customers may seek to purchase some of the products that we currently sell directly from the vendors or from one or more of our competitors. Furthermore, our customers are not required to purchase any minimum amount of products from us. The loss of Banfield or Feeders’ Advantage or deterioration in our relations with either of them could significantly affect our financial condition and results of operations. Additionally, deterioration in the financial condition of one or more of our customers could have a material adverse effect on our results of operations.

Failure to effectively manage growth could impair our business.   Since fiscal 2000, we have experienced rapid growth and expansion, largely due to internal growth initiatives. Our revenues increased from $195.6 million for our fiscal year ended September 30, 2000 to $606.2 million for our fiscal year ended September 30, 2006. Our number of employees increased by approximately 420 individuals during the same period.

It may be difficult to manage such rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

•                  sales and marketing programs;

•                  customer service levels;

•                  current and new product and service lines and vendor relationships;

•                  technological support which equals or exceeds our competitors;

•                  recruitment and training of new personnel; and

•                  operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. While we believe our current systems have sufficient capacity to meet our projected needs, we may need to increase the capacity of our current systems to meet additional or unforeseen demands.

If we are not able to manage our rapid growth, there is a risk our customer service quality could deteriorate which may in turn lead to decreased sales or profitability. Also, the cost of our operations could increase faster than growth in our revenues, negatively impacting our profitability.

Difficulties with the integration of acquisitions may impose substantial costs and delays and cause other unanticipated problems for us.   Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. The process of integrating the operations of an acquired business, particularly its personnel, could cause interruptions to our business. Some of the risks we face include:

•                  the need to spend substantial operational, financial and management resources in integrating new businesses, technologies and products, and difficulties management may encounter in integrating the operations, personnel or systems of the acquired business;

•                  retention of key personnel, customers and vendors of the acquired business;

•                  the occurrence of a material adverse effect on our existing business relationships with customers or vendors, or both, resulting from future acquisitions or business combinations could lead to a termination of or otherwise affect our relationships with such customers or vendors;

•                  impairments of goodwill and other intangible assets; and

•                  contingent and latent risks associated with the past operations of, and other unanticipated costs and problems arising in, an acquired business.

If we are unable to successfully integrate the operations of an acquired business into our operations, we could be required to undertake unanticipated changes. These changes could have a material adverse effect on our business.

Increases in over-the-counter sales of animal health products could adversely affect our business.   We rely, and will continue to rely, on animal owners who purchase their animal health products directly from veterinarians, which we refer to as the ethical channel. There can be no assurance that animal owners will continue to use the ethical channel with the same frequency as they have in the past, and will not increasingly purchase animal health products from sources other than veterinarians, such as the Internet and other over-the-counter channels. Increased competition from any distributor of animal health products making use of an over-the-counter channel could significantly reduce our market share and adversely impact our financial results.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.   The veterinary distribution industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and we are subject to regulation, either directly or indirectly, by the FDA, the USDA, the EPA, the DEA and comparable state agencies. As a distributor of prescription pharmaceutical products, we are subject to the Prescription Drug Marketing Act (the “PDMA”), which provides for minimum standards, terms and conditions to be maintained for licensing as a distributor. The regulatory stance these agencies take could change. Our vendors are subject to regulation by the FDA, the USDA, the EPA, the DEA, and the PDMA, as well as other federal and state agencies, and material changes to the applicable regulations could affect our vendors’ ability to manufacture certain products, which could adversely impact our product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers’ financial positions, which could lead to decreased sales.

We strive to maintain compliance with these and all other applicable laws and regulations. We retain a Manager of Regulatory Compliance and have engaged outside consultants as needed to assist us in meeting and complying with the various state licensure requirements to which we are subject. If we are unable to maintain or achieve compliance with these laws and regulations, however, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. For example, effective December 1, 2006, the federal drug pedigree requirements of the FDA under the PDMA went into effect. The federal pedigree regulations require tracking human labeled prescription products through the entire distribution chain and are enforceable for distributors that do not have a written agreement with the manufacturer granting the wholesale distributor status as an “Authorized Distributor of Record.”  We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

Loss of key management or sales representatives could harm our business.   Our future success depends to a significant extent on the skills, experience and efforts of management, including our President and Chief Executive Officer, Mr. James F. Cleary, Jr. While we have not experienced problems in the past attracting and maintaining members of our management team, the loss of any or all of these individuals could adversely impact our business. We do not carry key-man life insurance on any member of management. In addition we do not have employment agreements with key members of our senior management team. We must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future.

Also, due to the specialized nature of our products and services, generally only highly qualified and trained sales representatives have the necessary skills to market our products and provide our services. These individuals develop relationships with our customers that could be damaged if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into agreements that contain non-competition provisions with any of our employees, other than with members of our senior management team.

Failure of, or security problems with, our information systems could damage our business.   Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented security measures and some redundant systems, our customer satisfaction and our business could be harmed if we or our vendors experience any system delays, failures, loss of data, power outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Meridian, Idaho. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at any of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If a disruption occurs, our profitability and results of operations may suffer.

The outbreak of an infectious disease within either the production animal or companion animal population could have a significant adverse effect on our business and our results of operations.   An outbreak of disease affecting animals, such as foot-and-mouth disease, avian influenza or bovine spongiform encephalopathy, commonly referred to as “mad cow disease,” could result in the widespread destruction of affected animals and consequently result in a reduction in demand for animal health products. In addition, outbreaks of these or other diseases or concerns of such diseases could create adverse publicity that may have a material adverse effect on consumer demand for meat, dairy and poultry products, and, as a result, on our customers’ demand for the products we distribute. The outbreak of a disease among the companion animal population which could cause a reduction in the demand for companion animals could also adversely affect our business. Although we have not been adversely impacted by the outbreak of a disease in the past, there can be no assurance that a future outbreak of an infectious disease will not have an adverse effect on our business.

We may be subject to product liability and other claims in the ordinary course of business.   Our business involves a risk of product liability and other claims in the ordinary course of business, for example arising from shipping mislabeled or outdated product. We maintain general liability insurance with policy limits of $1.0 million per incident and $2.0 million in the aggregate, and in many cases we have indemnification rights against such claims from the manufacturers of the products we distribute. We do not maintain a separate product liability insurance policy because we do not currently manufacture any of the products that we sell. Our ability to recover under insurance or indemnification arrangements is subject to the financial viability of the insurers and manufacturers. We cannot assure you that our insurance coverage or the manufacturers’ indemnity will be available or sufficient in any future cases brought against us.

A prolonged economic downturn could materially adversely affect our business.   Our business may be materially adversely affected by prolonged, negative trends in the general economy that could reduce consumer discretionary spending on animal health products. Our business ultimately depends on the ability and willingness of animal owners to pay for our products. This dependence could make us more vulnerable to any reduction in consumer confidence or disposable income than companies in other industries that are less reliant on consumer spending, such as the human health care industry, in which a large portion of payments are made by insurance programs.

We may not be able to raise needed capital in the future on favorable terms or at all.   We expect that our existing sources of cash, together with any funds generated from operations, will be sufficient to meet our anticipated capital needs for at least the next twelve months. However, we may require additional capital to finance our growth strategies or other activities in the future. Our capital requirements will depend on many factors, including the costs associated with our growth and expansion. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. Our failure to raise capital when needed could have an adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.   Certain of our borrowings, primarily borrowings on the revolving credit facility under our credit agreement, are or will be at variable rates of interest and expose us to interest rate risk based on market rates. In the last year there has been a general increase in borrowing rates in the United States. If interest rates continue to increase, our debt service obligations on any future variable rate indebtedness that we may incur on our revolving credit facility would increase even if the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt as of December 31, 2006 was approximately $2.3 million (comprised of $1.9 million credit facility and $0.4 million promissory note). Our interest expense for fiscal year 2006 was approximately $2.0 million and was approximately $2.5 million (excluding $4.1 million of accretion of our Series A preferred stock dividends) for the fiscal year 2005. A 1% increase in the average interest rate would increase future interest expense by approximately $0.02 million per year assuming an average outstanding balance on our revolving credit facility of $2.3 million.

The requirements of being a public company may strain our resources and distract our management.   As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Compliance with these regulations requires significant resources and management oversight. The incurrence of the costs could put us at a competitive disadvantage, because most of our significant competitors are not public companies and are not required to incur these costs.

Risks Related to an Investment in Our Common Stock

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.   We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.”  Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

The price of our common stock may be volatile.   The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. From our initial public offering in August 2005 to April 4, 2007, the price of our common stock has ranged from a low of $17.00 to a high of $38.61. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert management’s attention and resources from the operation of our business.

Future sales of shares of our common stock in the public market by our stockholders or issuances of equity or convertible securities by us, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.   If our existing stockholders sell additional amounts of our common stock in the public market following this offering, if we issue additional shares of common stock or convertible debt securities to raise additional capital or if there is a perception that these sales or issuances may occur, the market price of our common stock could decline. In addition, if we issue additional shares of common stock, your percentage of ownership in us would be reduced. We cannot predict the size of future issuances or sales of common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Upon completion of this offering, we will have outstanding approximately 11,647,686 shares of common stock. The shares of common stock sold in this offering not purchased by affiliates will be freely tradable, without restriction, in the public market.

Takeover defense provisions may adversely affect the market price of our common stock.   Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

•                  a prohibition on stockholder action through written consents;

•                  a requirement that special meetings of stockholders be called only by our board of directors;

•                  advance notice requirements for stockholder proposals and nominations; and

•                  availability of “blank check” preferred stock.

We do not intend to pay dividends in the foreseeable future.   We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will receive a return on your investment in our common stock only if our common stock appreciates in value. You may therefore not realize a return on your investment even if you sell your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•                  vendor rebates based upon attaining certain growth goals;

•                  changes in or availability of vendor rebate programs;

•                  changes in the way vendors introduce products to market;

•                  the recall of a significant product by one of our vendors;

•                  extended shortage or backlog of a significant product by one of our vendors;

•                  seasonality;

•                  the impact of general economic trends on our business;

•                  the timing and effectiveness of marketing programs offered by our vendors;

•                  the timing of the introduction of new products and services by our vendors; and

•                  competition.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events summarized in the “Risk Factors” section on page S-8 and elsewhere in this prospectus supplement could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

The information in this prospectus supplement and the accompanying prospectus should be read in conjunction with our audited and unaudited Consolidated Financial Statements and related Notes thereto included in our SEC filings and incorporated by reference herein.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We have granted the underwriters an option to purchase from us up to 348,974 additional shares of common stock to cover over-allotments, if any. Assuming the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from our sale of these shares of common stock will be approximately $11,141,514, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to utilize the net proceeds, if any, from the exercise of the over-allotment option to repay our borrowings outstanding on the revolving credit facility under our credit agreement and the remainder, if any, for general corporate purposes, including, but not limited to, capital expenditures, working capital, potential acquisitions and other business opportunities.  We are not required to pay down the borrowings on our revolving credit facility prior to the maturity date of our credit agreement, which is December 1, 2011.

DIVIDEND POLICY

We have never paid or declared any dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to finance the ongoing operations and growth of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The Nasdaq Global Select Market under the symbol “MWIV.”  The price range per share reflected in the table below is the highest and lowest bid price for our common stock as reported by The Nasdaq Global Select Market since August 3, 2005, the date that our common stock began trading on the Nasdaq Global Select Market.  Prior to that date there was no public market for our common stock.

	High	Low
Fiscal year ending September 30, 2005
Fourth Quarter (from August 3, 2005)	$24.18	$19.78
Fiscal year ending September 30, 2006
First Quarter	$26.49	$19.87
Second Quarter	36.31	23.79
Third Quarter	37.29	29.25
Fourth Quarter	38.61	30.56
Fiscal year ending September 30, 2007
First Quarter	$37.44	$30.05
Second Quarter	34.50	30.00

On April 17, 2007, the last reported sale price of our common stock on The Nasdaq Global Select Market was $35.15 per share. As of March 31, 2007, we had 25 stockholders of record.

CAPITALIZATION

You should read this capitalization table together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related noted to those statements, all of which are incorporated by reference from our Quarterly Report on Form 10-Q, for the quarter ended December 31, 2006. The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of December 31, 2006 on an actual basis, and on an adjusted basis to give effect to the exercise in full by the underwriters of their over-allotment option to purchase from us 348,974 shares of common stock, after deducting the estimated underwriting discounts and the estimated offering expenses.

	December 31, 2006
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short term investments	$37	$9,298
Long term debt:
Revolving Credit Facility	1,880	—
Term debt including current portion	389	389
Total long-term debt	2,269	389
Stockholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01; 40,000,000 shares authorized; 11,569,114 shares actual and 11,996,660 as adjusted issued and outstanding	116	120
Additional paid-in capital	107,987	119,125
Retained earnings	26,632	26,632
Unearned compensation — restricted stock	(332)	(332)
Total stockholders’ equity	134,403	145,545
Total capitalization	$136,672	$145,934

The number of shares of common stock to be outstanding after this offering does not include:

•                  449,733 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $3.56 per share; and

•                  1,650,560 shares of common stock issuable upon exercise of stock options not outstanding, but reserved for issuance as of March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40 million shares of our common stock, $.01 par value, and one million shares of our preferred stock, $.01 par value, the rights and preferences of which may be established from time to time by our board of directors.

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the accompanying prospectus.

Common Stock

As of March 31, 2007, there were 11,569,114 shares of our common stock outstanding held by 25 stockholders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See “Dividend Policy” on page S-19. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

We currently have authorized one million shares of our preferred stock, no shares issued and outstanding as of March 31, 2007. Our board of directors has the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Registration Rights

Upon consummation of the offering contemplated by this prospectus supplement, the holders of 419,750 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Under a registration rights agreement between us, Agri Beef Co. and certain other holders of shares of our common stock, Agri Beef Co. and the other holders may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares of our common stock. The registration rights agreement limits the number of “long-form” registration statements (such as Form S-1) Agri Beef Co. may require us to file to four; however, Agri Beef Co. may require us to file an unlimited number of “short-form” registration statements (such as Form S-3) and Agri Beef Co. and the other holders may require us to file up to three “short-form” registration statements. In addition, such holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration. We expect that prior to the consummation of the offering contemplated by this prospectus each of the holders of registration rights will have waived those rights with respect to the offering contemplated by this prospectus supplement.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Written Consent of Stockholders.   Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the president to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.

Amendment of the Bylaws.   Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors.

Amendment of Certificate of Incorporation.   The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration or repeal either by (i) our board of directors without the assent or vote of our stockholders or (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our amended and restated certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

Special Meetings of Stockholders.   Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting except as required by law. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the president can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the president believes the matter should be considered or until the next annual meeting, provided that the requesting stockholder met the applicable notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Preferred Stock.   The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Other Limitations on Stockholder Actions.   Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. In addition, the ability of our stockholders to remove directors without cause is precluded.

Nasdaq Global Select Market Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “MWIV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. Its address is MAC N9100-030, 161 North Concord Exchange, South St. Paul, MN 55075-1139 and its telephone number is (651) 450-4061.

SELLING STOCKHOLDERS

The following table sets forth, for each selling stockholder, the name, the number of shares of common stock beneficially owned as of March 31, 2007, the number of shares of common stock being offered by such selling stockholder pursuant to this prospectus supplement and the number of shares of common stock that will be beneficially owned by such selling stockholder immediately after the offering contemplated by this prospectus supplement.

We have determined beneficial ownership in accordance with the rules of the SEC. Percentages are based on 11,569,114 shares of our common stock outstanding as of March 31, 2007. Shares of our common stock subject to options currently exercisable within 60 days of March 31, 2007, are deemed outstanding for calculating the percentage of outstanding shares of the person holding the options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares Beneficially Owned		Number of Shares Offered Hereby		Shares Beneficially Owned After Sale of Shares Offered Hereby		Shares Beneficially Owned Immediately After the Offering Contemplated by this Prospectus Supplement if Overallotment Option is Exercised in Full
Name of Stockholder	Number	Percent			Number	Percent	Number	Percent
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1) c/o BRS, L.L.C. 126 East 56th Street New York, New York 10022	2,157,927	18.7%	2,157,927		—	*	—	*
Mary Pat Thompson	92,834	*	23,209		69,625	*	69,625	*
James Ross	89,088	*	39,286	(2)	49,802	*	49,802	*
James Culpepper	67,317	*	16,829		50,488	*	50,488	*
John Ryan	61,788	*	15,447		46,341	*	46,341	*
Jeff Danielson	58,524	*	14,631		43,893	*	43,893	*
James Hay	49,759	*	48,259	(3)	1,500	*	1,500	*
Keith E. Alessi	29,771	*	7,443		22,328	*	22,328	*
Julie Frist	2,820	*	2,820		—	*	—	*
Marilena Tibrea	642	*	642		—	*	—	*
Total	2,610,470	22.1%	2,326,493		283,977	2.4%	283,977	2.3%

*                     Less than 1%

(1)             Bruckmann, Rosser, Sherrill & Co. LLC, or BRS LLC, is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and by virtue of such status may be deemed to be the beneficial owner of the shares held by BRS. Mr. Bruckmann is a member and manager of BRS LLC, and does not individually have the power to direct or veto the voting or disposition of shares held by BRS. BRS LLC expressly disclaims beneficial ownership of the shares held by BRS.

(2)             Assumes exercise of stock options by Mr. Ross immediately prior to this offering which will result in the issuance to him of 39,286 shares of common stock.

(3)             Assumes exercise of stock options by Mr. Hay immediately prior to this offering which will result in the issuance to him of 39,286 shares of common stock.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.”  As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•                    an individual who is a citizen or resident of the United States;

•                    a corporation (or other business entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                    an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

•                    a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities and their beneficial owners, banks, financial institutions and insurance companies, dealers and traders in securities, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated or risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

THIS SUMMARY IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, if required by the income tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S.

Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as is applicable to a U.S. person. Any U.S. trade or business income derived by a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on the gross amount of any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly completed and executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•                    the gain is U.S. trade or business income, as defined above;

•                    the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax; or

•                    we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurances can be provided in this regard.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is not a U.S. person (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder timely provides the required information to the IRS.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Piper Jaffray & Co., Banc of America Securities LLC and William Blair & Company, L.L.C. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Piper Jaffray & Co.	1,046,923
Banc of America Securities LLC.	639,785
William Blair & Company, L.L.C	639,785
Total	2,326,493

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow a concession of not more than $1.00 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters and the underwriters’ right to reject orders in whole or in part.

We have granted the underwriters an overallotment option to buy up to 348,974 additional shares of our common stock on a pro rata basis at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$1.66	$1.66
Total	$3,861,978	$4,441,275

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $493,000.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “MWIV.”

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including stabilizing transactions, short sales, syndicate covering transactions and purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representative may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representative in stabilizing or short covering transactions.

In addition, one or more selling stockholders may have covered short positions in respect of the shares hereof sold by them in this offering that will become uncovered as a result of the sale. After the distribution has been completed, they may close out their positions through purchases of the common stock in the open market.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In connection with this offering, some underwriters and any selling group members who are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the shares of common stock being offered.

We, our directors and named executive officers and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. In addition, during this 90 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives.

We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus supplement in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus supplement. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Bank of America, N.A., the agent and a lender under our amended credit agreement, is an affiliate of Banc of America Securities LLC.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of common stock or has in its possession or distributes the prospectus supplement and accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)        to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)        to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)         in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of shares of common stock shall result in a requirement for the publication by the company or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares of common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder;  none of this prospectus or any other materials related to the offering or information contained therein relating to the shares of common stock has been released, issued or distributed to the public in France except to Permitted Investors;  and the direct or indirect resale to the public in France of any shares of common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Each underwriter acknowledges that:

(i)         it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(ii)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares of common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus supplement and accompanying prospectus or any other documents relating to the shares of common stock be distributed in Italy, except (i) to  professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of common stock or distribution of copies of the prospectus supplement and accompanying prospectus or any other document relating to the shares of common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and accompanying prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the description of the “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the Common Stock pursuant to the prospectus accompanying this prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of such prospectus supplement. It is anticipated that the maximum compensation to be received in connection with the sale of the Common Stock will be significantly less than 8% of the total offering price to the public as set forth on the cover page of this prospectus supplement.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

PROSPECTUS

3,877,795 Shares

MWI VETERINARY SUPPLY, INC.

Common Stock Par Value $0.01 per Share

MWI Veterinary Supply, Inc. may offer from time to time up to 1,000,000 shares of common stock.  The selling stockholders identified in this prospectus or their successors in interest may offer from time to time up to 2,877,795 shares of common stock.  See the “Selling Stockholders” section on page 3.  We will not receive any proceeds from sales by the selling stockholders.

This prospectus describes the general manner in which the shares of common stock may be offered and sold by MWI Veterinary Supply, Inc. and the selling stockholders.  If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

The shares of our common stock are listed on the Nasdaq Global Select Market under the symbol “MWIV.”  On March 13, 2007, the last reported sales price of our common stock was $31.25 per share.

See “Risk Factors” in the accompanying prospectus supplement or in such other document we refer you to in the accompanying prospectus supplement for a discussion of certain risks that prospective investors should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2007.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Prior to any shares of common stock being offered under this prospectus, we will provide a prospectus supplement that will contain more specific information about the common stock offered. We may also use a prospectus supplement to add, update or change any of the information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. This prospectus, together with any applicable prospectus supplement and the materials we have incorporated by reference into this prospectus and the prospectus supplement, includes all material information relating to this offering. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date of those documents. You should read all information supplementing this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 1,000,000 shares of common stock. In addition, certain selling stockholders may offer from time to time up to an aggregate of 2,877,795 shares of common stock received by them directly or indirectly from MWI Veterinary Supply, Inc.

Unless otherwise stated, all references to “MWI,” “we,” “us,” “our,” the “Company” and similar designations refer to MWI Veterinary Supply, Inc. “MWI,” our logo and other trademarks mentioned in this prospectus are the property of MWI or our subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

i

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•       vendor rebates based upon attaining certain growth goals;

•       changes in or availability of vendor rebate programs;

•       changes in the way vendors introduce products to market;

•       the recall of a significant product by one of our vendors;

•       extended shortage or backlog of a significant product by one of our vendors;

•       seasonality;

•       the impact of general economic trends on our business;

•       the timing and effectiveness of marketing programs offered by our vendors;

•       the timing of the introduction of new products and services by our vendors; and

•       competition.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events incorporated by reference in the “Risk Factors” section on page 1 and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

ii

MWI VETERINARY SUPPLY,  INC.

We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 400 vendors to more than 15,000 veterinary practices nationwide from twelve strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of December 31, 2006, we had a sales force of 265 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers’ day-to-day operations and provides them with meaningful incentives to continue ordering from us.

Historically, approximately two-thirds of our total revenues have been generated from sales to the companion animal market and one-third from sales to the production animal market. For the fiscal years ended September 30, 2006, 2005 and 2004, our total revenues were $606.2 million, $496.7 million and $394.3 million, respectively. Our operating income for the fiscal years ended September 30, 2006, 2005 and 2004, was $23.7 million, $15.8 million and $12.6 million, respectively. For the three months ended December 31, 2006, our total revenues were $161.0 million and our operating income was $7.5 million.

Our History

Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. Members of our senior management team participated in the acquisition and continue to hold our outstanding stock. As a result of this transaction, MWI Veterinary Supply Co. became our wholly-owned subsidiary. On April 21, 2005, we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

Corporate Information

We are organized as a Delaware corporation. Our headquarters are located at 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642. Our telephone number is (800) 824-3703. Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus.

RISK FACTORS

Investing in our securities involves significant risks. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors discussed in the sections entitled “Risk Factors” contained in any applicable prospectus supplement and our filings with the SEC and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus, any applicable prospectus supplement, or incorporated by reference in this prospectus. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any prospectus supplement or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room. You can read these periodic reports maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents from those offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC, covering the common stock we and the selling stockholders are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits. Statements contained in this prospectus regarding the contents of any agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement and any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the shares of common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•       our Annual Report on Form 10-K for the year ended September 30, 2006 filed on November 22, 2006;

•       our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 filed on February 5, 2007;

•       our Definitive Proxy Statement on Schedule 14A filed on December 29, 2006;

•       our Current Reports on 8-K filed on November 20, 2006, December 14, 2006 and February 8, 2007; and

•       the description of our common stock contained in our Registration Statement on Form 8-A filed on August 1, 2005.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (800) 824-3703, or by mail to MWI Veterinary Supply, Inc., 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642, Attention: Investor Relations.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to utilize the net proceeds from our sale of shares of common stock pursuant to this prospectus from time to time to repay our borrowings outstanding on the revolving credit facility under our credit agreement and the remainder, if any, for general corporate purposes, including, but not limited to, capital expenditures, working capital, potential acquisitions and other business opportunities.  We are not required to pay down the borrowings on our revolving credit facility prior to the maturity date of our credit agreement, which is December 1, 2011.

We will not receive any of the proceeds from the offer and sale of the shares of common stock by the selling stockholders. See the “Selling Stockholders” section below.

DIVIDEND POLICY

We have never paid or declared any dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to finance the ongoing operations and growth of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

DESCRIPTION OF COMMON STOCK

The following description summarizes the terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our filings with the SEC and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus, any applicable prospectus supplement, or incorporated by reference in this prospectus, and our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to this prospectus.

Our authorized common stock consists of 40 million shares, $.01 par value, the rights and preferences of which may be established from time to time by our board of directors. As of January 31, 2007, there were 11,563,766 shares of our common stock outstanding held by 24 stockholders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by the selling stockholders identified below. They have registered 2,877,795 shares of common stock for sale pursuant to this prospectus. The table below on page 4 presents information regarding the beneficial ownership of the outstanding shares of our common stock by the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement if and when necessary and required.

The shares of our common stock covered by this prospectus may also be sold by donees, pledgees and other transferees or successors-in-interest of the selling stockholders.

The number of shares in the column “Number of Shares Offered Hereby” represents all of the shares that a selling stockholder may offer under this prospectus. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold or otherwise disposed of by the selling stockholders or that will be held by the selling stockholders after completion of such sales.

We have determined beneficial ownership in accordance with the rules of the SEC. Percentages are based on 11,563,766 shares of our common stock outstanding as of January 31, 2007 and as adjusted to give effect to the offering. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares Beneficially Owned		Number of Shares Offered		Shares Beneficially Owned After Sale of Shares Offered Hereby
Name of Stockholder	Number	Percent	Hereby		Number	Percent
Bruckman, Rosser, Sherril & Co. II, L.P.(1)	2,157,927	18.7%	2,157,927		0	*
c/o BRS, L.L.C. 126 East 56th Street New York, New York 10022
Agri Beef Co.	727,346	6.3%	500,000		227,346	1.8%
1555 Shoreline Drive, Third Floor Boise, Idaho 83702
Mary Pat Thompson	92,834	*	23,209		69,625	*
James Ross	89,088	*	89,088	(2)	0	*
James Culpepper	67,317	*	16,829		50,488	*
John Ryan	61,788	*	15,447		46,341	*
Jeff Danielson	58,524	*	14,631		43,893	*
James Hay	49,759	*	49,759	(3)	0	*
Keith E. Alessi	29,771	*	7,443		22,328	*
Julie Frist	2,820	*	2,820		0	*
Marilena Tibrea	642	*	642		0	*
Total	3,337,816	28.9%	2,877,795		460,021	3.6%

*                    Less than 1%

(1)          Bruckmann, Rosser, Sherrill & Co. LLC, or BRS LLC, is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and by virtue of such status may be deemed to be the beneficial owner of the shares held by BRS. Mr. Bruckmann is a member and manager of BRS LLC, and does not individually have the power to direct or veto the voting or disposition of shares held by BRS. BRS LLC expressly disclaims beneficial ownership of the shares held by BRS.

(2)          Assumes exercise of 39,286 stock options by Mr. Ross immediately prior to this offering.

(3)          Assumes exercise of 39,286 stock options by Mr. Hay immediately prior to this offering.

We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration of the common stock.

PLAN OF DISTRIBUTION

MWI and the selling stockholders, and their pledges, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of common  stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including, but not limited to, the following:

•       through one or more underwriters on a firm commitment or best efforts basis;

•       on the NASDAQ Global Select Market (including through at the market offerings);

•       in the over-the-counter market;

•       directly to one or more purchasers;

•       through agents;

•       through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       through put or call option transactions relating to our common stock;

•       in privately negotiated transactions; and

•       in any combination of these methods of sale.

The applicable prospectus supplement will set forth:

•       the specific terms of the offering of our common stock, including the name or names of any selling stockholders, underwriters, dealers or agents;

•       the purchase price of the common stock and the proceeds to MWI or the selling stockholders from the sale;

•       any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•       the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers; and

•       the name of any securities exchange on which the common stock may be listed.

Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We expect that any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market.

The selling stockholders may from time to time deliver all or a portion of the shares of common stock offered hereby to cover a short sale or sales or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.

Each selling stockholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if such selling stockholder deems the purchase price to be unsatisfactory at any particular time.

Offers to purchase our securities may be solicited by agents designated by MWI or the selling stockholders from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from MWI or the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the common stock for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers participating in the distribution of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

If required under applicable state securities laws, MWI or the selling stockholders will sell the common stock only through registered or licensed brokers or dealers. In addition, in some states, MWI or the selling stockholders may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

If the common stock is sold by means of an underwritten offering, MWI or the selling stockholders, as applicable, will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the common stock. Under agreements into which MWI or the selling stockholders may enter, underwriters, dealers and agents who participate in the distribution of the common stock may be entitled to indemnification by MWI or the selling stockholders against some liabilities, including liabilities under the Securities Act.

If MWI or the selling stockholders use underwriters for an offering of the common stock, the underwriters may acquire the common stock for their own accounts. The underwriters may resell the common stock from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined by the underwriters at the time of sale, or at negotiated prices. MWI or the selling stockholders also may, from time to time, authorize underwriters acting as our agents to offer and sell the common stock upon the terms and conditions as will be set forth in the applicable prospectus supplement. In connection with the sale of the common stock, underwriters may be deemed to have received compensation from MWI or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, who may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers of the common stock.

Any underwriting compensation paid by MWI or the selling stockholders to underwriters or agents in connection with any offering of the common stock and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions.

If so indicated in the applicable prospectus supplement, MWI or the selling stockholders may authorize underwriters, dealers or agents to solicit offers from certain types of institutions to purchase common stock from MWI or the selling stockholders at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. The applicable prospectus supplement will set forth the commission payable for solicitation of such offers.

Our common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the common stock, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent. If MWI or the selling stockholders sell the common stock to one or more underwriters on a firm commitment basis, then the underwriters will be obligated to purchase all of the common stock offered if any are purchased.

MWI or the selling stockholders may grant to the underwriters options to purchase additional common stock to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If MWI or the selling stockholders grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock and syndicate short positions involve the sale by underwriters of a greater number of common stock than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering  for their account may be reclaimed by the syndicate if the common stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

Any underwriters, dealers or agents involved in any distribution or sale of our common stock may be customers of, engage in transactions with or perform services for MWI or the selling stockholders from time to time.

Shares of common stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling stockholder may devise, gift, or otherwise transfer the common stock by means not described herein, in which event such transfer will not be pursuant to this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the common stock as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock by us but not by the selling stockholders.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed on for us by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements, the related consolidated financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended September 30, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended December 31, 2006 and 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution.

SEC Registration Fee	$3,712
Legal Fees and Expenses	$185,000
Accounting Fees and Expenses	$65,000
Printing Expenses	$165,000
Miscellaneous Expenses (including Blue Sky fees and expenses)	$75,000
Total	$493,712

Each amount set forth above, except for the SEC Registration Fee, is estimated.

Item 15.                 Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

As permitted by the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) arising as a result of any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, our amended and restated certificate of incorporation provides that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) we are permitted to indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding, subject to certain exceptions; and (4) the rights conferred in our amended and restated certificate of incorporation are not exclusive.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Item 16.                 Exhibits.

Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated by reference pursuant to Rule 411 of the Securities Act of 1933.

Item 17.                 Undertakings.

A.              Undertaking required by Item 512(a) of Regulation S-K.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4)   For purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B.               Undertaking required by Item 512(b) of Regulation S-K.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.               Undertaking required by Item 512(h) of Regulation S-K.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.              Undertaking required by Item 512(i) of Regulation S-K.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, MWI Veterinary Supply, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Meridian, State of Idaho, on March 14, 2007.

MWI Veterinary Supply, Inc.
By:	/s/ JAMES F. CLEARY, JR.
James F. Cleary, Jr., President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed below by the following persons on behalf of MWI Veterinary Supply, Inc. and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAMES F. CLEARY, JR.	Director, President and Chief Executive Officer	March 14, 2007
James F. Cleary, Jr.	(Principal Executive Officer)
/s/ MARY PATRICIA B. THOMPSON	Senior Vice President of Finance and	March 14, 2007
Mary Patricia B. Thompson	Administration , Secretary and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
*	Director	March 14, 2007
Keith E. Alessi
	Director	March 14, 2007
Bruce C. Bruckmann
*	Director	March 14, 2007
A. Craig Olson
*	Director	March 14, 2007
John F. McNamara
*	Director	March 14, 2007
Robert N. Rebholtz, Jr.
*	Director	March 14, 2007
William J. Robison

*By:	/s/ MARY PATRICIA B. THOMPSON
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Numbers are in accordance with the Exhibit Table in Item 601 of Regulation S-K:

Exhibit No.	Exhibit Description
4.1	Form of MWI Veterinary Supply, Inc. common stock certificate, incorporated herein by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).
4.2

Form of Amended and Restated Certificate of Incorporation of MWI Veterinary Supply, Inc., incorporated herein by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.3	MWI Veterinary Supply, Inc. Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated as of February 7, 2007.*
4.4	Form of Amended and Restated Bylaws of MWI Veterinary Supply, Inc., incorporated herein by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).
4.5

Registration Rights Agreement dated as of June 18, 2002 by and between MWI Holdings, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Agri Beef Co. and the other parties thereto, incorporated herein by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.6

Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Cleary, incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.7

Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Jeff Danielson, incorporated herein by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.8

Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Hay, incorporated herein by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.9

Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and James Ross, incorporated herein by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.10

Executive Stock Agreement dated as of June 18, 2002 by and among MWI Veterinary Supply Co., MWI Holdings, Inc. and Mary Pat Thompson, incorporated herein by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.11

First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James F. Cleary, Jr., incorporated herein by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.12

First Amendment to Executive Stock Agreement dated as of May 5, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Jeffrey J. Danielson, incorporated herein by reference to Exhibit 4.10 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.13

First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James S. Hay, incorporated herein by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.14

First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and James M. Ross, incorporated herein by reference to Exhibit 4.12 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

4.15

First Amendment to Executive Stock Agreement dated as of May 6, 2005 by and among MWI Veterinary Supply, Inc., MWI Veterinary Supply Co. and Mary Patricia B. Thompson, incorporated herein by reference to Exhibit 4.13 of the Company’s Registration Statement on Form S-1 (Reg No. 333-124264).

5.1	Opinion of Dechert LLP.
15.1	Letter of Deloitte and Touche LLP re unaudited interim financial information.
23.1	Consent of Deloitte and Touche LLP.
23.2	Consent of Dechert LLP (included in Exhibit 5.1).
24.1	Power of Attorney.*

*                    Previously filed.

2,326,493 Shares

MWI VETERINARY SUPPLY, INC.

Common Stock

PROSPECTUS SUPPLEMENT

Piper Jaffray

Banc of America Securities LLC

William Blair & Company

April 17, 2007